UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013

        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated November 27, 2013.

Exhibit 99.1

EARNINGS RELEASE – INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2013

Highlights

•	Golar LNG Partners LP (“Golar Partners” or the “Partnership”) reports net income attributable to unit holders of $35.4 million and operating income of $55.8 million for the third quarter of 2013
•	Generated distributable cash flow of $38.9 million for the third quarter of 2013 with a coverage ratio of 1.25
•	Declared distribution of $0.5225 per unit for the third quarter of 2013, an increase of 1.5% over the prior quarter
•	Golar Winter drydocking and modification works completed and vessel delivered to new location in Brazil. Uplifted hire rate of approximately $2.2 million per annum takes effect
•	Golar LNG Limited (“Golar”) secures two FSRU contracts that represent attractive near and medium term acquisition prospects
•	Entered into $100 million interest rate swaps with a tenor of 5 years

Financial Results Overview

Golar Partners reports net income attributable to unit holders of $35.4 million and operating income of $55.8 million for the third quarter of 2013 (“the third quarter”), as compared to net income attributable to unit holders of $28.0 million and operating income of $44.4 million for the second quarter of 2013 (“the second quarter”) and net income attributable to unit holders of $34.6 million and operating income of $52.0 million for the third quarter of 20121.

Improved operating results for the third quarter of 2013 compared to the same period in 2012 are due in part to a biennial uplift to the capital component of the Golar Spirit and Golar Winter time charter rates that took effect in the second quarter of 2013 coupled with a further increase in the Golar Winter rate that took effect mid-way through the third quarter to compensate for the modification works recently completed. Most of the improvement in operating results, however, reflects the contribution from the Golar Maria. Comparable results for 2012 do not reflect the contribution of Golar Maria as this vessel was not under the common control of Golar at the time of her acquisition by the Partnership in the first quarter of 2013. The improved results are partially offset by increased depreciation and amortisation reflecting the additional investment in the Golar Winter modifications and four vessel drydocks over the intervening 12 months.

1 Following the acquisition of the Golar Grand and NR Satu from Golar, the comparative results for the third quarter ended 2012 assume that the Golar Grand and NR Satu were wholly owned by the Partnership for the entire period that the vessels were under the common control of Golar.

An absence of any drydocks since June 2013 has meant that operating results for the third quarter constitute a significant improvement over the second quarter when one LNG carrier, the Methane Princess, and one FSRU, the Golar Winter were in drydock incurring both offhire and positioning costs. Cumulative second quarter offhire in respect of these two vessels amounted to approximately 10 weeks. A third vessel, the Golar Mazo, also drydocked during the second quarter, however, the impact of this was limited to a relatively modest positioning cost. No such offhire or positioning costs were incurred in respect of any vessel during the third quarter. Additional revenue receivable in respect of the Golar Winter modifications commenced in early August.

Net interest expenses increased to $11.1 million for the third quarter of 2013 compared to $10.3 million for the second quarter. This is largely due to the impact of the new $275 million facility, secured by the Golar Winter and the Golar Grand, entered into at the end of the second quarter. The facility is larger and accrues interest at a higher rate than the two leases it replaces, whilst the benefit of the cash discount on termination of the two leases has been reflected in full in the prior period. The facility is split into two tranches, a $225 million term loan and a further $50 million revolver, of which $45 million remains undrawn as of September 30, 2013.

Other financial items for the third quarter of 2013 recorded a loss of $4.1 million compared with a small loss of $0.1 million in the second quarter. Non-cash mark-to-market valuation losses on interest rate swaps of $0.2 million in the third quarter compared to a gain of $4.8 million in the second quarter. This gain however was substantially offset by the write off of deferred financing fees associated with the June refinancing of the Golar Winter and Golar Grand leases.

The Partnership’s Distributable Cash Flow2 for the third quarter of 2013 was $38.9 million as compared to $26.4 million in the second quarter and the coverage ratio was 1.25 as compared to 0.86 for the second quarter as a result of the improved operating results.

On October 24, 2013, Golar Partners declared a distribution for the second quarter of 2013 of $0.5225 per unit, representing a 1.5% increase from the second quarter, which was paid on November 14, 2013.

2 Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Financing and Liquidity

As of September 30, 2013 the Partnership had cash and cash equivalents of $49.8 million and undrawn revolving credit facilities of $65 million. Total debt and capital lease obligations net of restricted cash was $986.6 million as of September 30, 2013.

Based on the above debt amount and annualized3 third quarter 2013 adjusted EBITDA4 Golar Partners has a debt to adjusted EBITDA multiple of 3.4 times.

As of September 30, 2013, Golar Partners had interest rate swaps with a notional outstanding value of approximately $993.7 million (including swaps of notional amount of $227.2 million in connection with the Partnership’s bonds) representing approximately 101% of total debt and capital lease obligations, net of restricted cash. The average fixed interest rate of swaps related to bank debt is approximately 2.4% with average maturity of approximately 3.1 years as of September 30, 2013.

Subsequent to the quarter end the Partnership entered into a $100 million seven year swap at a fixed rate of 2.206% and a further $100 million of forward start swaps with a five year duration, a start date of October 1, 2015 and a fixed rate of 2.955%. These swaps were entered into to cover maturing swaps. As of September 30, 2013 the Partnership had outstanding bank debt of $764.5 million with average margins, in addition to LIBOR or fixed swap rates, of approximately 2.3%. In addition, the Partnership has bonds of $216.1 million with a fixed rate of 6.485%.

3 Annualized means the figure for the quarter multiplied by 4.
4 Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Outlook

The announcement during the quarter by Golar that it had contracted the FSRU vessels Golar Igloo and Golar Eskimo for periods of 5 years or more provides Golar Partners its first two potential acquisitions from Golar’s fleet of 13 newbuildings.

The Golar Igloo is scheduled to deliver from the yard on time in December 2013 and is contracted to Kuwait National Petroleum Company (“KNPC”) for an initial period of 5 years. The contract comprises the provision of portside FSRU services for an anticipated nine months of the year together with a three month window where the vessel is free to pursue spot carrier and other short term business opportunities. Winter scheduling of the three month stand-down period together with favourable positioning mean that the vessel should have realistic trading prospects. The contract is set to commence in March 2014.

The Golar Eskimo has been contracted to the Government of Jordan and will be moored at a purpose built structure that is to be constructed by the Aqaba Development Corporation off the Red Sea port of Aqaba. The FSRU is scheduled to be ready for service in the latter part of the fourth quarter 2014 and its ten year contract is due to commence during the first quarter of 2015.

As expected, following the recent completion of a series of 4 drydockings, operating results in the third quarter have improved significantly from the second quarter. Operating results for the fourth quarter of 2013 are also expected to be strong and approximately in line with the third quarter.

The Partnerships´ coverage rati o for the third quarter stands at 1.25 times and leverage as at the end of the third quarter at 3.4 times adjusted EBITDA is decreased from 3.8 times at the same time last year.

The Partnership has performed better than it anticipated at the time of its IPO and distributions have increased by 36%. The increased coverage ratio and reduce net debt to adjusted EBITDA ratio has increased the Partnerships financial flexibility for future acquisitions and distribution growth.

With this solid financial position and with the recent FSRU contract announcements by Golar LNG together with its remaining newbuild fleet of 11 as yet uncontracted vessels, the Board is increasingly confident that Golar Partners can continue to strongly grow its earnings and distributions over the longer term.

November 27, 2013
Golar LNG Partners L.P.
Hamilton, Bermuda.

Questions should be directed to:
C/o Golar Management Ltd – +44 207 063 7900
Brian Tienzo or Graham Robjohns

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME

	2013	2012[1]	2013	2013	2012[1]
(in thousands)	Jul-Sep	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep

Total operating revenues	$87,633	$79,662	$78,299	$240,859	209,458
Vessel operating expenses	12,575	10,891	14,070	39,775	32,437
Voyage and commission expenses	736	1,177	1,518	3,948	2,219
Administrative expenses	1,020	1,677	1,328	3,614	5,714
Depreciation and amortization	17,485	13,911	16,991	48,150	36,800
Total operating expenses	31,816	27,656	33,907	95,487	77,170

Operating income	55,817	52,006	44,392	145,372	132,288

Financial (expenses) income
Interest income	266	439	259	798	1,015
Interest expense	(11,381)	(10,892)	(10,589)	(32,350)	(27,152)
Other financial items	(4,097)	(829)	(114)	(3,132)	(4,350)
Net financial (expenses) income	(15,212)	(11,282)	(10,444)	(34,684)	(30,487)

Income before tax	40,605	40,724	33,948	110,688	101,801
Tax	(2,599)	(3,332)	(4,021)	(9,753)	(4,948)

Net income	38,006	37,392	29,927	100,935	96,853
Less: Net income attributable to non-controlling interests	(2,627)	(2,760)	(1,961)	(7,271)	(7,735)

Net income attributable to Golar LNG Partners LP Owners	$35,379	$34,632	$27,966	$93,664	$89,118

Weighted average units outstanding (in thousands of units):
Common units	40,563	29,232	40,563	40,010	25,177
Subordinated units	15,949	15,949	15,949	15,949	15,949
General partner units	1,153	922	1,153	1,142	839

(1)	Results for the Golar Grand and the NR Satu for the periods prior to their acquisition by the Partnership (on November 8, 2012 and July 19, 2012, respectively) when they were owned and operated by Golar have been combined with the previously published results of the Partnership.
(2)	As a result of Golar’s loss of control in the Partnership from the date of its first AGM held on December 13, 2012, the Partnership is no longer considered to be under common control of Golar and as a consequence, commencing with the acquisition of the Golar Maria on February 7, 2013, the Partnership will no longer account for vessel acquisitions from Golar as a transfer of equity interests between entities under common control. Accordingly, the results of the Golar Maria are consolidated into the Partnership’s results from the date of its acquisition. There has been no retroactive restatement of the comparatives to reflect the historical results of the Golar Maria prior to its acquisition.

Golar LNG Partners LP UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	At September 30,	At December 31,
(in thousands)	2013	2012

ASSETS
Short-term
Cash and cash equivalents	49,832	66,327
Restricted cash and short-term investments	24,356	30,900
Other current assets	16,642	6,260
Amounts due from related parties		3,883
Total Short-Term Assets	90,830	107,370
Long-term
Restricted cash	145,032	190,523
Vessels and vessels under capital leases, net	1,423,310	1,192,779
Other long term assets	23,529	20,302
Total Assets	$1,682,701	$1,510,974

LIABILITIES AND EQUITY
Short-term
Short-term debt due to related parties	20,000	—
Current portion of long-term debt	76,701	64,822
Current portion of obligations under capital leases	—	5,837
Other current liabilities	92,277	94,629
Amounts due to related parties	11,061	4,429
Total Short-Term Liabilities	200,039	169,717
Long-term
Long-term debt	870,688	639,697
Long-term debt due to related parties	33,254	34,953
Obligations under capital leases	155,395	406,534
Other long-term liabilities	18,061	18,529
Total Liabilities	1,277,437	1,269,430

Equity
Total Partners’ capital	334,946	178,675
Accumulated other comprehensive loss	(3,214)	(8,989)
Non-controlling interest	73,532	71,858

Total Liabilities and Equity	$1,682,701	$1,510,974

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASHFLOWS

	2013	2012	2013	2012
(in thousands)	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep

OPERATING ACTIVITIES
Net income	38,006	37,392	100,935	96,853
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,485	13,911	48,150	36,800
Amortization of deferred tax benefit on intragroup transfers	—	—	—	(912)
Amortization of deferred charges	868	242	4,943	727
Drydocking expenditure	(11,239)		(48,832)	(7,000)
Trade accounts receivable	3,958	(2,143)	(5,815)	(1,971)
Inventories	(1,163)	13	(845)	329
Prepaid expenses, accrued income and other assets	(325)	2,415	(3,614)	(4,051)
Amount due to/ from related companies	5,452	1,396	4,244	3,358
Trade accounts payable	(6,246)	1,712	(1,728)	1,791
Accrued expenses and deferred income	1,154	(107)	3,442	8,923
Unrealized foreign exchange losses/(gains)	298	3,648	(7,637)	5,061
Interest element included in obligations under capital leases	56	125	174	273
Other current liabilities	9,121	(12,198)	4,854	(17,082)
Net cash provided by operating activities	57,425	46,406	98,271	123,099

INVESTING ACTIVITIES
Additions to vessels and equipment	(13,537)	(11,285)	(15,980)	(77,381)
Acquisition of Golar Maria	—	—	(117,517)	—
Restricted cash and short-term investments	(4,512)	(6,648)	51,464	(7,447)
Net cash used in investing activities	(18,049)	(17,933)	(82,033)	(84,828)

FINANCING ACTIVITIES
Proceeds from issuance of equity	—	221,746	130,244	221,746
Proceeds from short-term debt due to related parties	—	—	20,000	—
Proceeds from long-term debt	5,000	155,000	230,000	155,000
Payments in connection with the lease terminations	—	—	(250,980)	—
Repayments of obligations under capital leases	—	(2,922)	(2,365)	(4,677)
Repayments of long-term debt	(19,091)	(4,816)	(60,698)	(30,766)
Non-controlling interest dividend	(5,597)		(5,597)	(1,199)
Cash distributions paid	(30,615)	(20,820)	(88,698)	(55,112)
Financing costs paid	(326)	(844)	(4,639)	(844)
Distribution to Golar LNG for acquisition of NR Satu	—	(386,890)	—	(386,890)
Contributions from Dropdown Predecessor	—	11,512	—	65,759
Net cash used in financing activities	(50,629)	(28,034)	(32,733)	(36,983)

Net (decrease)/increase in cash and cash equivalents	(11,253)	439	(16,495)	1,288
Cash and cash equivalents at beginning of period	61,085	50,067	66,327	49,218
Cash and cash equivalents at end of period	$49,832	$50,506	$49,832	$50,506

(1)	Cash flows relating to the Golar Grand and NR Satu for the periods prior to their acquisition by the Partnership (on November 8, 2012 and July 19, 2012, respectively) when they were owned and operated by Golar have been combined with the previously published cash flows of the Partnership.

(2)	Subsequent to the IPO in April 2011, the Partnership acquired from Golar, 100% interests in subsidiaries which own and operate the FSRUs, the Golar Freeze and the NR Satu, and subsidiaries that lease and operate the LNG carrier, the Golar Grand on October 19, 2011, July 19, 2012 and November 8, 2012, respectively. These transactions were deemed to be a reorganization of entities under common control. As a result, the Partnership's financial statements have been retroactively adjusted for all periods to include the results, cash flows and net assets of the Golar Freeze, the NR Satu and the Golar Grand, herein referred to as the "Dropdown Predecessor" during the periods under common control of Golar. Accordingly, the historical combined cash flows and results reflect allocations of certain administrative and other expenses, including share options and pension costs, mark-to-market valuations of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 2 of the audited consolidated and combined carve-out financial statements for the year ended December 31, 2012 contained in the 20-F filed by Golar Partners with the U.S. Securities and Exchange Commission. These allocated costs have been accounted for as an equity contribution in the combined balance sheets.

(3)	As a result of Golar’s loss of control in the Partnership from the date of its first AGM held on December 13, 2012, the Partnership is no longer considered to be under common control with Golar and as a consequence, commencing with the acquisition of the Golar Maria on February 7, 2013, the Partnership will no longer account for vessel acquisitions from Golar as a transfer of equity interests between entities under common control. Accordingly, the cash flows of the Golar Maria are consolidated into the Partnership’s cash flows from the date of its acquisition. There has been no retroactive restatement of the comparatives to reflect the historical cash flows of the Golar Maria prior to its acquisition.

APPENDIX A – RECONCILATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, maintenance and replacement capital expenditures and Dropdown Predecessor’s net income before depreciation and amortization. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners’ capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner’s performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(in thousands)	Three months ended September 30, 2013	Three months ended June 30, 2013

Net income	$38,006	$29,927
Add:
Depreciation and amortization	17,485	16,991
Unrealized loss/(gain) from interest rate derivatives	239	(4,826)
Unrealized net loss/(gain) from foreign exchange and related foreign currency derivatives	298	(1,542)
Deferred costs amortization	868	3,408
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(14,890)	(14,890)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	(3,105)	(2,635)

Distributable cash flow	$38,901	$26,433

Distributions declared:
Limited partners	$29,528	$29,104
General partner	1,649	1,511

Coverage ratio	1.25	0.86

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.

The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners’ performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three months ended September 30,

(in thousands)	2013	2012

Net income	$38,006	$37,392
Depreciation and amortization	17,485	13,911
Net financial expenses	15,212	11,282
Tax	2,599	3,332

Adjusted EBITDA	$73,302	$65,917

Annualized adjusted EBITDA	$293,208	$263,668

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	statements about market trends in the floating storage and regasification unit (or FSRU) and liquefied natural gas (or LNG) carrier industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs and LNG carriers;
•	statements about Golar Partners and Golar LNG’s ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;
•	Golar Partners ability to increase distributions and the amount of any such increase;
•	The contributions to Golar Partners’ operating results of the LNG carrier, the Golar Maria, which we acquired in February 2013;
•	Golar Partners ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the Golar Maria;
•	Golar Partners anticipated growth strategies;
•	the effect of the worldwide economic slowdown;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in Golar Partners operating expenses, including drydocking and insurance costs and bunker prices;
•	forecasts of Golar Partners ability to make cash distributions on the units or any increases in cash distributions;
•	Golar Partners future financial condition or results of operations and future revenues and expenses;
•	the repayment of debt and settling of interest rate swaps;
•	Golar Partners ability to make additional borrowings and to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by the Partnerships charterers;
•	Golar Partners ability to maintain long-term relationships with major LNG traders;
•	Golar Partners ability to leverage Golar LNG’s relationships and reputation in the shipping industry;
•	Golar Partners ability to purchase vessels from Golar LNG in the future;
•	Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;
•	Golar Partners ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
•	timely purchases and deliveries of newbuilding vessels;
•	future purchase prices of newbuildings and secondhand vessels;
•	Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners business;
•	availability of skilled labor, vessel crews and management;
•	Golar Partners general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;
•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	Golar Partners ability to retain key employees;
•	customers’ increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of Golar Partners securities in the public market;
•	Golar Partners business strategy and other plans and objectives for future operations; and
•	other factors listed from time to time in the reports and other documents that Golar Partners file with the U.S.

Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, Golar Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: November 27, 2013	By:	/s/ Graham Robjohns Graham Robjohns Principal Executive Officer